TSX-V:GNG
www.goldengoliath.com

Clarification of disclosure about estimates of potential exploration targets at Las Bolas – Los Hilos

Vancouver, Canada, November 13, 2009

Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

As a result of a review by the British Columbia Securities Commission, we are issuing the following news release to clarify our disclosure.

The Company commissioned an independent consultant to provide a resource estimation on its Las Bolas property. As limited drilling (1,554 metres of diamond drilling used in the computation) had been completed on the property and most of the resource estimate relied on underground sampling, the inferred resource occupies only a very small portion of the mineralized zone. Of more significance would be the potential target of the project as mineralization is wide spread and hosted in many different veins. To this extent the Company asked the independent consultant to include an upper and lower range for the potential of the Property area in accordance with National Instrument 43-101 section 2.3(2). The Company announced this potential in a news release dated September 26, 2009. This news release was provided to and reviewed by IIROC prior to dissemination.

The Company was contacted by the BCSC on October 21, 2009 regarding the September 26, 2009 news release.

In its news release the Company cautioned that the potential quantities and grades were conceptual in nature, provided only for illustration purposes, and there was insufficient exploration to define a mineral resource below the current inferred resources. It is uncertain if further exploration will result in the discovery of additional mineral resources.

National Instrument 43-101 requires disclosure of the “basis on which the disclosed potential quantity and grade ranges have been determined”. Currently there are insufficient data points to document the size of the potential targets. While there are other high grade vein deposits in the area and there is no evidence to suggest that those found at Las Bolas are any different than the other vein systems, further exploration activities are proposed to define this specific vein system.

After efforts to elaborate and expand the discussion as to the potential, it was decided to remove any reference to quantifying the potential target from the technical report. As such, the Company wishes to retract any prior disclosure of ranges of quantity and grade for the potential exploration targets on the Property.

It is important to note that the potential of the Property remains significant. Further, the independent author of the technical report, Mr. Victor A. Jaramillo, M.Sc.(A), P.Geo, a consulting geologist with Discover Geological Consultants Inc., states “I have worked on many similar projects throughout the world and many in Mexico during my 27 years of experience and in my opinion Las Bolas presents an excellent opportunity for defining further significant silver and gold mineralization.”

Mr. Victor A. Jaramillo, M.Sc.(A), P.Geo, a consulting geologist with Discover Geological Consultants Inc., has acted as the Qualified Person, as defined in NI 43-101, for the technical report and is responsible for the technical disclosure in this news release. Mr. Jaramillo is independent of the Company under NI 43-101. The NI 43-101 report entitled “The Las Bolas-Los Hilos Property Technical Report, Uruachic Mining District, State of Chihuahua, Mexico” by Victor A. Jaramillo, M.Sc.(A), P.Geo., Discover Geological Consultants Inc. is being amended accordingly and will be filed on SEDAR early next week.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.